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                                                                     Exhibit 2.2

                                  NEWS RELEASE

                  RANGE AND FIRSTENERGY COMPLETE JOINT VENTURE


FORT WORTH, TX, SEPTEMBER 30, 1999...RANGE RESOURCES CORPORATION (NYSE: RRC) today announced the formation of Great Lakes Energy Partners, L.L.C. with FirstEnergy Corp. (NYSE: FE). The joint venture creates one of the largest oil and gas producers in the Appalachian Basin. Range and FirstEnergy each contributed all of their Appalachian oil and gas properties and associated gas gathering and transportation systems to Great Lakes, which is owned equally by the two parties.

The transaction combines Range's drilling and operating strengths with FirstEnergy's marketing and distribution capabilities. Combining the assets and operations should allow for cost efficiencies, enhanced productivity and a stronger position in pursuing further consolidation in the region. Great Lakes has proved reserves of approximately 450 Bcfe, of which 90 percent is natural gas, 4,700 miles of gas gathering and transportation lines and a leasehold position of nearly 1 million gross acres. With over 1,000 proved drilling locations within existing fields and a reserve life of 18 years, Great Lakes expects to increase production by active development of existing fields and exploitation of deeper formations. In addition, Great Lakes intends to pursue acquisition opportunities within its core area of operations.

Commenting on the announcement, John H. Pinkerton, President and Chief Executive Officer of Range, noted, "This unique transaction combines the assets and talents of the contributing companies. With a long-life reserve base, strong cash flow and an experienced management team, Great Lakes is well positioned to pursue development and acquisition opportunities in the Appalachian Basin. Great Lakes extensive gathering and transportation systems, coupled with FirstEnergy's bundled energy service concept, are expected to provide the ability to fully integrate the natural gas chain from the wellhead all the way to the end user. The Appalachia Basin is particularly suited for this strategy and we are delighted to have aligned ourselves with FirstEnergy, an entrepreneurial leader in delivering energy products and services in the region."


RANGE RESOURCES CORPORATION is an independent oil and gas company operating in the Permian, Midcontinent, Gulf Coast and Appalachia regions of the United States.

This release contains certain forward looking statements that are based on assumptions the Company believes are reasonable, but which are subject to a wide range of uncertainties and business risks. Factors that could cause actual results to differ from those anticipated include commodity prices, levels of capital expenditures, hydrocarbon production rates, results of exploration and development drilling, completion of production and gathering facilities in a timely manner, the market for oil and gas properties and the Company's ability to complete asset sales and/or strategic alliances on acceptable terms. Additional factors are discussed in the Company's periodic filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 1998.

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CONTACTS:         Analysts:                 Rodney Waller, Senior Vice President
                  Investor Relations:       Jennifer Hensley                            99-14
                  (817) 870-2601            www.rangeresources.com
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